UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This report contains a copy of the registrant’s notice and agenda for its Annual General Meeting of Shareholders to be held on April 19, 2017, together with a copy of the form of proxy to be solicited by the registrant.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: March 28, 2017

Adecoagro S.A.

Société Anonyme

Vertigo Naos Building

6, Rue Eugène Ruppert

L - 2453 Luxembourg

R.C.S. Luxembourg: B 153.681

(the “Company”)

Convening Notice to the

Annual General Meeting of Shareholders (the “AGM”)

to be held on April 19, 2017 at 4.pm (CET) and

Extraordinary General Meeting of Shareholders (the “EGM”)

to be held on April 19, 2017, right thereafter the AGM

at Vertigo Naos Building, 6 Rue Eugène Ruppert, L - 2453 Luxembourg

Dear Shareholders,

The Board of Directors of Adecoagro S.A. (the “Board”) is pleased to invite you to attend the Annual General Meeting of Shareholders of Adecoagro S.A. to be held on April 19, 2017 at 4 pm (CET) at the registered office of the Company in Luxembourg and the Extraordinary General Meeting of Shareholders of Adecoagro S.A. to be held on April 19, 2017 right thereafter the AGM at the registered office of the Company in Luxembourg, with the following agendas:

A. Agenda for the Annual General Meeting of Shareholders

1.	Approval of the Consolidated Financial Statements as of and for the years ended December 31, 2016, 2015, and 2014.

The Board of Directors of the Company recommends a vote FOR approval of the Company’s consolidated financial statements as of December 31, 2016, 2015 and 2014, after due consideration of the reports from each of the Board and the independent auditor on such consolidated financial statements. The consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements, the report from the independent auditor on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2016 annual report, a copy of which is available on Company’s website at www.adecoagro.com. Copies of the Company’s 2016 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

2.	Approval of the Company’s annual accounts as of December 31, 2016.

The Board recommends a vote FOR approval of the Company’s annual accounts as of December 31, 2016, after due consideration of the Board’s management report and the report from the independent auditor on such annual accounts. These documents are included in the Company’s 2016 annual report, a copy of which is available on

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our website at www.adecoagro.com. Copies of the Company’s 2016 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

3.	Allocation of results for the year ended December 31, 2016.

The Consolidated Financial Statements show a gain of US$3,739,856 and the statutory solus account of the Company under Luxembourg GAAP show a gain of US$1,548,327 on a standalone basis. The Board recommends a vote FOR the carry forward of such gain.

4.	Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2016.

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as of December 31, 2016, all who were members of the Board during the year 2016, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Board recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2016.

5.	Approval of compensation of members of the Board of Directors for year 2016.

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting.

The Board informs that the compensation to our directors approved at the Annual General Meeting held on April 20, 2016 (the “AGM 2016”) was allocated as follows:

Name	Cash US$	Restricted Units
Abbas Farouq Zuaiter	70,000	3,987
Alan Leland Boyce	70,000	3,987
Plínio Musetti	70,000	3,987
Andrés Velasco Brañes	70,000	3,987
Mark Schachter	50,000	3,987
Marcelo Vieira	50,000	3,987
Guillaume van der Linden	70,000	3,987
Mariano Bosch (*)	-	-
Daniel González	50,000	3,987
Dwight Anderson (**)	35,462	2,828
Walter Marcelo Sánchez (*)	-	-
James David Anderson (**)	14,538	1,159
Total approved by AGM 2016	550,000	35,883

(*) Mr. Mariano Bosch and Mr. Walter Marcelo Sánchez declined and therefore did not receive their fees neither in cash nor in restricted units.

(**) Mr. Dwight Anderson resigned as member of the Board and therefore received compensation proportional to the term of his mandate. Mr. James David Anderson was appointed (co-opted) as member of the Board to fill in the vacancy caused by the resignation of Mr. Dwight Anderson and therefore received compensation proportional to the term of his mandate.

The Board recommends a vote FOR the allocation of compensation of directors for year 2016.

6.	Approval of compensation of members of the Board of Directors for year 2017.

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting.

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The proposed aggregate compensation to our directors for year 2017 amounts to up to US$550,000 and a grant of restricted units of up to an aggregate amount of 37,098 units under the Adecoagro’s Amended and Restated Restricted Share and Restricted Stock Unit Plan, as amended, allocated as follows:

Name	Cash US$	Restricted Units
Abbas Farouq Zuaiter	70,000	4,122
Alan Leland Boyce	70,000	4,122
Plínio Musetti	70,000	4,122
Andrés Velasco Brañes	70,000	4,122
Mark Schachter	50,000	4,122
Marcelo Vieira	50,000	4,122
Guillaume van der Linden	70,000	4,122
Mariano Bosch (*)	-	-
Daniel González	50,000	4,122
James David Anderson	50,000	4,122
Walter Marcelo Sánchez (*)	-	-

(*) Mr. Mariano Bosch and Mr. Walter Marcelo Sánchez declined and therefore will not receive their fees neither in cash nor in restricted units.

The Board recommends a vote FOR the proposed compensation of directors for year 2017.

7.	Appointment of PricewaterhouseCoopers Société Coopérative, réviseur d’entreprises agréé as auditor of the Company for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2017.

The Board recommends a vote FOR the re-appointment of PricewaterhouseCoopers Société Coopérative, réviseur d’entreprises agréé as auditor of the Company for a term ending for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2017.

8.	Election of the following members of the Board of Directors: (i) Mr. Mariano Bosch, Mr. Plínio Musetti and Mr. Daniel González for a term of three (3) years each, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2020; (ii) Mr. James David Anderson for a term of two (2) years, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2019, and (ii) Mr. Marcelo Vieira and Mr. Walter Marcelo Sanchez for a term of one (1) year each, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2018.

The Directors are appointed by the General Meeting of Shareholders for a period of up to three (3) years; provided however the Directors shall be elected on a staggered basis, with one third (1/3) of the Directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. The Directors shall be eligible for re-election indefinitely.

The Board recommends a vote FOR the re-election of Mr. Mariano Bosch, Mr. Plínio Musetti and Mr. Daniel González, each as member of the Board, for a term of three (3) years each, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2020; the election of Mr. James David Anderson as member of the Board, for a term of two (2) years, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2019, and the re-election of Mr. Marcelo Vieira and Mr. Walter Marcelo Sánchez, for a term of one (1) year each, ending the date of the Annual General Meeting of Shareholders of the Company to be held in year 2018.

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Set forth below is a summary biographical information of each of the candidates:

Mariano Bosch. Mr. Bosch co-founded Adecoagro in 2002 and since then has been the Chief Executive Officer and a member of the Company’s board of directors. From 1995 to 2002, Mr. Bosch served as the founder and Chief Executive Officer of BLS Agribusiness, an agricultural consulting, technical management and administration company. Mr. Bosch is also currently a member of the advisory board of Teays River Investments LLC, a farmland investment management firm in North America. Mr. Bosch has over 22 years of experience in agribusiness development and agricultural production. He actively participates in organizations focused on promoting the use of best practices in the sector, such as the Argentine Association of Regional Consortiums for Agricultural Experimentation (AACREA) and the Conservational Production Foundation (Producir Conservando). He graduated with a degree in Agricultural Engineering from the University of Buenos Aires. Mr. Bosch is an Argentine citizen.

Plínio Musetti. Mr. Musetti has been a member of the Company’s board of directors since 2011 and an observer since 2010. Mr. Musetti is a Managing Partner of Janos Holding responsible for long term equity investments for Family offices in Brazil, following his role as Partner of Pragma Patrimonio, since June 2010. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company’s initial public offering process, expansion plan and merger with Duratex S.A. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners’ portfolio company) where he led its private equity investments in Latin America. From 1992 to 2002, Mr. Musetti served as the Chief Executive Officer of Elevadores Atlas S.A. and Elevadores Atlas Schindler S.A., during which time he led the company’s operational restructuring, initial public offering process and the sale to the Schindler Group. Mr. Musetti has also served as a Director of Diagnósticos de America S.A. from 2002 to 2009. In addition, Mr. Musetti is currently serving as a Board member of Natura Cosmeticos S.A., Portobello S.A. and RaiaDrogasil S.A. Mr. Musetti graduated in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.

Daniel Gonzalez. Mr. Gonzalez has been a member of the Company’s board of directions since April 16, 2014. Mr. Gonzalez holds a degree in Business Administration from the Argentine Catholic University. He served for 14 years in the investment bank Merrill Lynch & Co in Buenos Aires and New York, holding the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm’s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure from the bank. Previously, he was Head of Financial Planning and Investor Relations in Transportadora de Gas del Sur SA. Mr. Gonzalez is currently the Chief Financial Officer of YPF Sociedad Anónima, where he is also a member of its Board of Directors. Mr Gonzalez is also a member of the Board of Directors of Hidroeléctrica Piedra del Aguila S.A. Mr. González is an Argentine citizen.

James David Anderson. Mr. Anderson currently serves as board member of Green Plains Inc, a vertically integrated ethanol producer based in Omaha, Nebraska. Mr. Anderson served as Chief Executive Officer & President of The Gavilon Group, a leading commodity management firm from October 2015 to February 2016, and previously as Chief Operating Officer Agriculture and COO Fertilizer since March 2010. Mr. Anderson also served United Malt Holdings (“UMH”), a producer of malt for use in the brewing and distilling industries, as Chief Executive Officer and member of the board of directors from September 2006 to February 2010. Prior to that, beginning in April 2003, he served as Chief Operating Officer / Executive Vice President of CT Malt, a joint venture between ConAgra Foods and Tiger Brands of South Africa. Mr. Anderson’s experience in the agricultural processing and trading business includes serving as Senior Vice President and then President of ConAgra Grain Companies. His career also includes lead trading positions with Ferruzzi USA and as an Operations Manager for Pillsbury Company. Mr. Anderson has a Bachelor of Arts degree with a Finance emphasis from the University of Wisconsin Platteville. Mr. Anderson is an American citizen.

Marcelo Vieira. Mr. Vieira was from 2005 to 2014 the Director of Ethanol, Sugar & Energy operations of Adecoagro. He is currently the President of Sociedade Rural Brasileira, the main agricultural organization in Brazil, a member of the Board of União da Indústria de Cana-de-Açúcar (“UNICA”) and a member of the Board of Instituto PensarAgro. He has managed agricultural and agribusiness company for over 40 years, including Usina Monte Alegre, Alfenas Agricola and Alfenas Café. Mr.Vieira holds a degree in Mechanical

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Engineering from PUC University in Río de Janeiro, Brazil, and a graduate degree in Food Industry Management and Marketing from University of London´s Imperial College. Mr. Vieira is an Brazilian citizen.

Walter Marcelo Sanchez. Mr. Sanchez has been a member of the Company’s board of directors since 2014. Mr. Sanchez is a co-founder of Adecoagro and our Chief Commercial Officer for all operations in Argentina, Brazil and Uruguay and a member of Adecoagro’s Senior Management since 2002. He coordinates the Commercial Committee and is responsible for the trading of all commodities produced by Adecoagro. Mr. Sanchez has over 25 years of experience in agricultural business trading and market development. Mr. Sanchez has a degree in Agricultural and Livestock Engineering from the University of Mar del Plata, Argentina. Mr. Sánchez is an Argentine citizen.

B. Agenda for the Extraordinary General Meeting of Shareholders

•	Amendment to articles 3.1, 5.1.1 (to adjust the authorized share capital and related authorization to 5 years), 6.2.1, 12.2, 12.2.3, 12.2.4, 15, 16.1 to 16.3 and 23 of the articles of association of the Company in line with the amendments to the Luxembourg law of 10 August 1915 on commercial companies as amended by the law of 10 August 2016, so as to read as follows:

-	“3.1 The Company has its registered office in the City of Luxembourg, Grand-Duchy of Luxembourg. It may be transferred to any other place in the Grand Duchy of Luxembourg by means of a resolution of a General Meeting or by a resolution of the Board of Directors in which case the Board of Directors shall have the power to amend the Articles accordingly.”

-	“5.1.1 The Company has an authorized share capital of three billion US Dollars (USD3,000,000,000), including the issued share capital, represented by two billion (2,000,000,000) shares, each with a nominal value of one US Dollar and fifty cents (USD1.5). The Company’s authorized share capital (and any authorization granted to the Board of Directors in relation thereto) shall be valid from 20th April 2016 and until the 20th April 2021. The Board of Directors, or any delegate(s) duly appointed by the Board of Directors, may from time to time issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve and the General Shareholder’s Meeting waived and has authorized the Board of Directors to waive, suppress or limit, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.”

-	“6.2.1 Securities (other than Shares which are covered by article 6.1) of the Company are in registered form only unless otherwise provided for in the terms and conditions of the Securities.”

-	“12.2 The Board of Directors may (but shall not be obliged to unless required by law) establish one or more committees (including without limitation an audit committee, a risk and commercial committee, a strategy committee, and a compensation committee) and for which it shall, if one or more of such committees are set up, appoint the members (who may be but do not need to be Board members), determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable thereto (subject as to the audit committee as set forth below).”

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“12.2.3 Risk and Commercial Committee: in the case the Board of Directors decides to set up a risk and commercial committee (the “Risk and Commercial Committee”), such Risk and Commercial Committee shall assist the Board of Directors in fulfilling its oversight responsibilities with regard to (i) evaluating the risks inherent in the business of the Company and its group and the control processes with respect to such risks; (ii) the assessment and review of credit, market, commercial, fiduciary, liquidity, reputational and operational risks; and (iii) to review the implementation of commercial decisions undertaken by the Company with respect of the foregoing.

12.2.4 Strategy Committee: in the case the Board of Directors decides to set up a strategy committee (the “Strategy Committee”), such Strategy Committee shall assist the Board of Directors in fulfilling its oversight responsibilities with regard to (i) maintaining a cooperative, interactive strategic planning process with executive officers, including for (a) the identification, review and setting of strategic goals, and (b) the review of potential acquisitions, joint ventures and strategic alliances and dispositions; (ii)

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the making of recommendations as to the means of pursuing strategic goals; and (iii) the review and implementation of strategic decisions and the Company´s overall development plan.”

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“15.1 No contract or other transaction between the Company and any other company or firm shall be affected or invalidated by the fact that any one or more of the Directors, member of any committee or officers of the Company is interested in, or is a director, associate, officer, agent, adviser or employee of such other company or firm. Any Director, member of any committee or officer who serves as a director, officer or employee or otherwise of any company or firm with which the Company shall contract or otherwise engage in business shall not, by reason of such affiliation with such other company or firm only, be prevented from considering and voting or acting upon any matters with respect to such contract or other business.

15.2 In the event a Director or a member of any committee has a direct or indirect financial interest conflicting with that of the Company in a transaction which has to be considered by the Board of Directors or the committee, such Director or member of any committee shall indicate such conflict of interest to the Board or, as the case may be, the committee and shall not deliberate or vote on the relevant matter. Any conflict of interest arising at Board or at Committee level shall be reported to respectively the next General Meeting of Shareholders or the Board of Directors’ meeting before any resolution as and to the extent required by law.”

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“16.1 Any regularly constituted General Meeting of Shareholders of the Company shall represent the entire body of Shareholders of the Company. It shall have the broadest powers to order, carry out or ratify acts relating to the operations of the Company.

16.2 Bond holders are not entitled to attend the General Meeting.

16.3 The annual general meeting of Shareholders as well as any other meetings of Shareholders shall be held in the Grand Duchy of Luxembourg at such place and time as indicated in the notice of the meeting.”

-	“Article 23. Sole Shareholder

If, and as long as one Shareholder holds all the Shares of the Company, the Company shall exist as a single Shareholder company pursuant to the provisions of Company Law. In the event the Company has only one Shareholder, the Company may at the option of the sole Shareholder, be managed by one Director as provided for by law and all provisions in the present Articles referring to the Board of Directors shall be deemed to refer to the sole Director (mutatis mutandis) who shall have all such powers as provided for by law and as set forth in the present Articles with respect to the Board of Directors.”

The Board recommends a vote FOR the amendment to articles 3.1, 5.1.1. (adjustment of the authorized share capital and related authorization to 5 years, this is, until to 20th April 2021), 6.2.1, 12.2, 12.2.3, 12.2.4, 15, 16.1 to 16.3 and 23 of the articles of association of the Company in line with the amendments to the Luxembourg law of 10 August 1915 on commercial companies as amended by the law of 10 August 2016.

***************

Each of the items to be voted on the AGM will be passed by a simple majority of the votes validly cast, irrespective of the number of Shares represented.

Quorum for EGM shall be at least one half of the issued share capital of the Company. If said quorum is not present, a second meeting may be convened at which there shall be no quorum requirement. Each of the items to be voted on the EGM will be passed by a two thirds (2/3) majority of the votes validly cast.

Any shareholder who holds one or more shares(s) of the Company on February 28, 2017 (the “Record Date”) shall be admitted to the meetings and may attend the meetings in person or vote by proxy. Shareholders who have sold their Shares between the Record Date and the date of the meetings cannot attend the meetings or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.

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Holders who have withdrawn their shares from DTC between April 7, 2017 and the date of the meetings should contact the Company in advance of the date of the meetings at 6, Rue Eugène Ruppert, L-2453 Luxembourg, or at Av. Fondo de la Legua 936, B1640EDO | Martínez, Pcia de Buenos Aires, Argentina, to make separate arrangements to be able to attend the meetings or vote by proxy.

Attached to this notice is a proxy card which you will need to complete in order to vote your Shares by proxy. Proxy cards must be received by the tabulation agent no later than 3:00 p.m. New York City Time on April 17, 2017 in order for such votes to count.

Please consult the Company’s website as to the procedures for attending the meetings or to be represented by way of proxy. A copy of this notice is also available on the Company’s website.

Copies of the Consolidated Financial Statements as of and for the years ended December 31, 2016, 2015, and 2014 of the Company and the Company’s annual accounts as of December 31, 2016 together with the Company´s 2016 annual report, relevant management and audit reports are available on the Company’s website www.adecoagro.com and may also be obtained free of charge at the Company’s registered office in Luxembourg.

Yours faithfully

The Board of Directors

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Procedures for Attending the meetings and Voting by Proxy

Any shareholder who holds one or more shares(s) of the Company on February 28, 2017 (the “Record Date”) shall be admitted to the meetings and may attend the meetings in person, through their duly appointed attorneys or vote by proxy. Attorneys must properly evidence their powers to represent a shareholder by a valid power-of-attorney which should be filed no later than April 17, 2017 at the address indicated below.

In the case of Shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the meetings in person and vote at the meetings on behalf of such entity, must present evidence of their authority to attend and vote at the meetings, by means of a proper document (such as a general or special power-of-attorney) issued by the respective entity. A copy of such power of attorney or other proper document should be filed not later than April 17, 2017, at any of the addresses indicated below.

Address for filing powers-of-attorney:

Adecoagro S.A.

Vertigo Naos Building,

6 Rue Eugène Ruppert,

L – 2453, Luxembourg

Attention: Emilio Gnecco

To vote by proxy, holders of Shares will need to complete proxy cards. Proxy cards must be received by the tabulation agent at the return address indicated on the proxy cards, Computershare Shareowner Services LLC, P.O. Box 43101, Providence, RI 02940, no later than 3:00 p.m. New York City Time on April 17, 2017 in order for such votes to count.

If you hold your shares through a brokerage account, please contact your broker to receive information regarding how you may vote your shares.

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IMPORTANT ANNUAL AND EXTRAORDINARY MEETINGS INFORMATION Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. Annual and Extraordinary Meetings Proxy Card PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Annual General Meeting Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 8. 1. Approval of the Consolidated Financial Statements of ADECOAGRO S.A. as of and for the years ended December 31, 2016, 2015, and 2014. 2. Approval of ADECOAGRO S.A.’s annual accounts as of December 31, 2016. 3. Allocation of results for the year ended December 31, 2016. 4. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2016. 5. Approval of compensation of the members of the Board of Directors for year 2016. 6. Approval of compensation of the members of the Board of Directors for year 2017. 7. Appointment of PricewaterhouseCoopers Société coopérative, réviseur d’entreprises agréé as auditor of ADECOAGRO S.A. for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2017. For Against Abstain 8. Election of the following members of the Board of Directors: 8.1 - For a term of three (3) years each, ending on the date of the Annual General Meeting of Shareholders of ADECOAGRO S.A. to be held in 2020: For Against Abstain 8.1(i) - Mariano Bosch 8.1(ii) - Plínio Musetti 8.1(iii) - Daniel Gonzalez 8.2 - For a term of two (2) years, ending on the date of the Annual General Meeting of Shareholders of ADECOAGRO S.A. to be held in 2019: 8.2(i) - James David Anderson For Against Abstain 8.3 - For a term of one (1) year each, ending on the date of the Annual General Meeting of Shareholders of ADECOAGRO S.A. to be held in 2018: For Against Abstain 8.3(i) - Marcelo Vieira 8.3(ii) - Walter Marcelo Sanchez Extraordinary General Meeting Proposal — The Board of Directors recommends a vote FOR the following Proposal. 3 Amendment to articles 3.1, 5.1.1 (to adjust the authorized share capital and related authorization to 5 years), 6.2.1, 12.2, 12.2.3, 12.2.4, 15, 16.1 to 16.3 and 23 of the articles of association of the Company in line with the amendments to the Luxembourg law of 10 August 1915 on commercial companies as amended by the law of 10 August 2016,as set out in the convening notice THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” ITEMS 1 THROUGH 8 OF SECTION A AND SUBSEQUENT ITEM OF SECTION B. For Against Abstain 1 U P X

  Important notice regarding the Internet availability of proxy materials for the Annual and Extraordinary General Meetings of Shareholders. The Notice of Meeting is available at: http://www.adecoagro.com PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — Adecoagro S.A. Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders – April 19, 2017 THIS PROXY IS SOLICITED BY THE COMPANY By voting in favor of the item pertaining to the Extraordinary General Meeting of Shareholders, the shareholder expressly declares having received the convening notice containing the detailed resolutions, and consents to vote in favor of such item as set out in its entirety in the convening notice. The undersigned hereby appoints Mariano Bosch, and in case Mr. Bosch is absent at the meetings, Emilio F. Gnecco, and in case Mr. Gnecco is absent at the meetings, the chairman of the Annual General Meeting or Extraordinary General Meeting, as applicable, each with power to act without the other and with power of substitution, as proxy and attorney-in-fact and hereby authorizes such persons to represent and vote, as provided on the other side, all the shares of Adecoagro S.A. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders of Adecoagro S.A. to be held April 19, 2017 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meetings. (Continued and to be marked, dated and signed, on the other side) C Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below. D Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - D ON BOTH SIDES OF THIS CARD.